ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended December 31, 2022 and 2021

		Six Months Ended December 31
		2022	2021
	Note	£’000	£’000
REVENUE	5	401,410	305,133
Cost of sales
Direct cost of sales		(249,253)	(189,292)
Allocated cost of sales		(12,243)	(11,090)
Total cost of sales		(261,496)	(200,382)
GROSS PROFIT		139,914	104,751
Selling, general and administrative expenses		(76,242)	(59,624)
Net impairment losses on financial assets		(3,644)	(1,812)
OPERATING PROFIT		60,028	43,315
Net finance (expense) / income		(1,189)	683
PROFIT BEFORE TAX		58,839	43,998
Tax on profit on ordinary activities	7	(12,092)	(8,047)
PROFIT FOR THE PERIOD		46,747	35,951
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		823	(1,528)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		47,570	34,423

EARNINGS PER SHARE:	8
Weighted average number of shares outstanding - Basic		56,962,777	55,911,086
Weighted average number of shares outstanding - Diluted		57,923,559	57,880,029
Basic EPS (£)		0.82	0.64
Diluted EPS (£)		0.81	0.62

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2022 and June 30, 2022

	December 31, 2022	June 30, 2022
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	189,684	145,916
Intangible assets	55,114	56,189
Property, plant and equipment	24,768	21,260
Lease right-of-use assets	62,034	50,818
Financial assets	1,393	2,276
Deferred tax assets	13,491	17,218
TOTAL	346,484	293,677
ASSETS - CURRENT
Trade and other receivables	173,750	162,671
Corporation tax receivable	2,343	2,309
Financial assets	226	392
Cash and cash equivalents	185,323	162,806
TOTAL	361,642	328,178
TOTAL ASSETS	708,126	621,855
LIABILITIES - CURRENT
Lease liabilities	13,768	11,898
Trade and other payables	96,481	98,252
Corporation tax payable	4,245	3,477
Contingent consideration	6,385	4,183
Deferred consideration	9,858	10,604
TOTAL	130,737	128,414
LIABILITIES - NON CURRENT
Lease liabilities	53,953	43,999
Deferred tax liabilities	11,021	10,826
Contingent consideration	—	4,331
Deferred consideration	1,407	1,062
Other liabilities	545	500
TOTAL	66,926	60,718
EQUITY
Share capital	1,150	1,135
Share premium	21,389	9,152
Merger relief reserve	30,003	30,003
Retained earnings	462,767	398,102
Other reserves	(4,691)	(5,514)
Investment in own shares	(155)	(155)
TOTAL	510,463	432,723
TOTAL LIABILITIES AND EQUITY	708,126	621,855
The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the six months ended December 31, 2022 and 2021

	Share capital	Share premium	Merger relief reserve	Investment in own shares	Retained earnings	Capital redemption reserve	Other reserves	Foreign exchange translation reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 30 June 2021 as restated (1)	1,114	247	30,003	(155)	278,839	161	—	(13,760)	296,449
Equity-settled share-based payment transactions	—	—	—	—	24,059	—	—	—	24,059
Exercise of options	16	4,294	—	—	—	—	—	—	4,310
Hyperinflation adjustment	—	—	—	—	147	—	—	—	147
Transaction with owners	16	4,294	—	—	24,206	—	—	—	28,516
Profit for the period	—	—	—	—	35,951	—	—	—	35,951
Other comprehensive income	—	—	—	—	—	—	—	(1,528)	(1,528)
Total comprehensive income for the period	—	—	—	—	35,951	—	—	(1,528)	34,423
Balance at December 31, 2021	1,130	4,541	30,003	(155)	338,996	161	—	(15,288)	359,388

Balance at June 30, 2022	1,135	9,152	30,003	(155)	398,102	161	1,505	(7,180)	432,723
Equity-settled share-based payment transactions	—	—	—	—	17,755	—	—	—	17,755
Exercise of options	13	2,264	—	—	—	—	—	—	2,277
Issue of shares related to acquisition	2	9,973	—	—	—	—	—	—	9,975
Hyperinflation adjustment	—	—	—	—	163	—	—	—	163
Transaction with owners	15	12,237	—	—	17,918	—	—	—	30,170
Profit for the period	—	—	—	—	46,747	—	—	—	46,747
Other comprehensive income	—	—	—	—	—	—	—	823	823
Total comprehensive income for the period	—	—	—	—	46,747	—	—	823	47,570
Balance at December 31, 2022	1,150	21,389	30,003	(155)	462,767	161	1,505	(6,357)	510,463

The notes hereto form an integral part of these condensed consolidated financial statements.
(1)Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C from our Annual Report on Form 20-F for the fiscal year ended June 30, 2022 for details).

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended December 31, 2022 and 2021

		Six Months Ended December 31
		2022	2021
	Note	£’000	£’000
OPERATING ACTIVITIES
Profit for the period		46,747	35,951
Income tax charge		12,092	8,047
Non-cash adjustments	9	24,974	32,970
Tax paid		(10,047)	(5,701)
Net changes in working capital	9	(7,635)	(16,396)
Net cash from operating activities		66,131	54,871

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)		(7,591)	(7,398)
Proceeds from disposal of non-current assets		16	171
Payment for acquisition of subsidiary, net of cash acquired		(32,397)	(611)
Interest received		797	20
Net cash used in investing activities		(39,175)	(7,818)

FINANCING ACTIVITIES
Proceeds from sublease		237	277
Repayment of lease liabilities		(6,491)	(7,123)
Interest paid		(423)	(475)
Grant received		220	43
Issue of shares		2,266	4,299
Net cash used in financing activities		(4,191)	(2,979)
Net change in cash and cash equivalents		22,765	44,074

Cash and cash equivalents at the beginning of the period		162,806	69,884
Exchange differences on cash and cash equivalents		(248)	218
Cash and cash equivalents at the end of the period		185,323	114,176

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.General Information
Reporting Entity
Endava plc (the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group’s expertise spans the entire ideation-to-production spectrum, creating value for our clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through our broad technical capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve.
These unaudited condensed consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group as of and for the six months ended December 31, 2022. These condensed financial statements were authorised for issue by the Company's Board of Directors on March 21, 2023.

2.Application of New and Revised International Financial Reporting Standards (“IFRSs”)
Several other amendments and interpretations apply for the first time in fiscal year 2023, but do not have a material impact on these unaudited condensed consolidated financial statements.
The Group does not anticipate that adoption of the following IFRSs will have a material effect on the Group’s consolidated financial statements and related disclosures.

Effective for annual periods beginning on or after January 2022:

•Amendments to Annual Improvements to IFRS Standards 2018-2020

•Amendments to IFRS 3: Business Combinations

•Amendments to IAS 16: Property, Plant and Equipment

•Amendments to IAS 37: Provisions, Contingent Liabilities and Contingent Assets

Effective for annual periods beginning on or after January 2023:

•IFRS 17 - Insurance Contracts

•Amendments to IFRS 17: Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information

•Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies

•Amendments to IAS 8: Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

•Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Effective for annual periods beginning on or after January 2024:

•Amendment to IFRS 16: Subsequent measurement requirements for sale and leaseback transactions

•Amendment to IAS 1: Non-current Liabilities with Covenants

•Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current

3.Significant Accounting Policies
a.Statement of compliance
These unaudited condensed consolidated financial statements have been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements and notes thereto for the year ended June 30, 2022 contained in the Group's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on October 31, 2022 (File No. 001-38607).
The principal accounting policies adopted by the Group in the preparation of the condensed consolidated financial statements are set out below.
b.Basis of Preparation
These condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2022. These condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
c.Functional and Presentation Currency
The unaudited condensed consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.
d.Use of Estimates and Judgments
The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual result may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
e.Going concern
The Group has been closely monitoring the impact of the developments on its businesses, mainly because the continuous worsening of global business and economic conditions may impact the stability of operations and could have an adverse impact on the earnings of the Group. While there have been disruptions to manufacturing and supply chains around the world, the impact on the Group’s operations and liquidity has not been substantial. The Group continues to support its customers in keeping their supply chains running.
In accordance with IAS 1 “Presentation of financial statements”, and revised FRC (“Financial Reporting Council") guidance on “risk management, internal control and related financial and business reporting”, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these condensed consolidated financial statements.
Having considered the outcome of these assessments, the Directors believe that the Group has adequate resources to continue operations for the foreseeable future, being at least 12 months from the date of approval of these condensed consolidated financial statements, and accordingly continue to adopt the going concern basis in preparing the condensed consolidated financial statements.
f.Basis of Consolidation
(i)    Business combinations
Business acquisitions are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets with a finite useful life by performing an analysis of cash flows based on historical experience of the acquired business. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognised in the statement of comprehensive income.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation, including unrealized gains and losses on transactions between Group Entities. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective.
g.Revenue
The Group generates revenue primarily from the provision of its services and recognise revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers.” Revenue is measured at fair value of the consideration received, excluding discounts, rebates and taxes.

The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses) and fixed-price contracts. The vast majority of our contracts are relatively short term in nature and have a single performance obligation.

Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and bills and collects monthly in arrears. The Company applies the practical expedient and revenue from time-and-materials contracts is recognised based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.

Under fixed-price contracts, the Group bills and collects periodically throughout the period of performance. Where the Group has an enforceable right to payment for performance to date, revenue is recognised as services are rendered using the input method based on costs incurred as a proportion of total costs expected to be incurred. This method of measuring progress faithfully depicts the transfer of the development services to the customer, as substantially all of these costs are the costs of Endava staff performing the work. In estimating the total cost to fully complete the development work, we consider our history with similar projects. In limited instances where final acceptance of a milestone deliverable is specified by the client and there is risk or uncertainty of acceptance, revenue is deferred until all acceptance criteria have been met and is recognised using the output method. For multi-year contracts, any deferral of revenue recognition does not generally span more than one accounting period.

In addition to provision of IT services priced as either time-and-material or fixed price contracts, a small portion of our revenue is generated from managed service contracts, which can include components of both time-and-material and fixed price. Under managed service contracts, the Group typically bills and collects upon executing the applicable contract and typically recognises revenue over the service period, based on the unit pricing defined.

Variable consideration usually takes the form of volume-based discounts, service level credits, price concessions or incentives. Determining the estimated amount of such variable consideration involves assumptions and judgment that can have an impact on the amount of revenues reported.

The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Group identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring products or services to a customer. With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The Group considers the majority of its contracts to have a single performance obligation. In cases in which there are other promises in the contract, a separate price allocation is done based on relative stand alone selling prices. Anticipated profit margins on contracts are reviewed monthly by the Group and, should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognised in full and provision would be made to cover the lower of the projected loss from fulfilling the contact and the cost of exiting the contract. The Group has not currently recognised any provision for loss making contracts.

4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The CODM is considered to be the Group’s chief executive officer (“CEO”). The CEO reviews financial information presented on a Group level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment.

5.Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the service is being delivered to:

	Six months Ended December 31
	2022 £’000	2021 £’000
UK	158,700	125,471
North America	135,088	108,664
Europe	89,430	62,834
Rest of the world	18,192	8,164
Total	401,410	305,133
The Group's revenue by industry sector is as follows:

	Six months Ended December 31
	2022 £’000	2021 £’000
Payments and Financial Services	210,639	154,020
TMT(1)	88,908	75,822
Other	101,863	75,291
Total	401,410	305,133
(1) Technology, Media and Telecommunications ("TMT")

6.Particulars of Employees (including Directors)

	Six Months Ended December 31
	2022	2021
The average number of staff employed by the group during the period (including directors):
Number of operational staff	11,032	8,825
Number of administrative staff	1,071	879
Number of management staff	8	8
Total	12,111	9,712

7.Tax on Profit on Ordinary Activities

	Six Months Ended December 31
	2022 £’000	2021 £’000
Current tax	12,092	8,047
Tax for the six months ended December 31, 2022 is charged using the Group’s best estimate of the average annual effective rate expected for the full year applied to the profit before tax of the six month period plus the impact of any one off tax items arising in the period. The resulting effective rate for the six months ended December 31, 2022 is 20.6% (six months ended December 31, 2021: 18.3%).

8.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

	Six Months Ended December 31
	2022 £’000	2021 £’000
Profit for the year, attributable to equity holders of the company	46,747	35,951

	Six Months Ended December 31
	2022	2021
Weighted average number of shares outstanding	56,962,777	55,911,086
Earnings per share - basic (£)	0.82	0.64
Diluted earnings per share
Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of shares that would be issued if all dilutive potential ordinary shares were converted into ordinary shares. In accordance with IAS 33 "Earnings Per Share", the dilutive earnings per share are without reference to adjustments in respect of outstanding shares when the impact would be anti-dilutive.

	Six Months Ended December 31
	2022 £’000	2021 £’000
Profit for the year, attributable to equity holders of the company	46,747	35,951

	Six Months Ended December 31
	2022	2021
Weighted average number of shares outstanding	56,962,777	55,911,086
Diluted by: options in issue and contingently issuable shares	960,782	1,968,943
Weighted average number of shares outstanding (diluted)	57,923,559	57,880,029
Earnings per share - diluted (£)	0.81	0.62

9.Cash Flow Adjustments and Changes in Working Capital

	Six Months Ended December 31
Non-cash adjustments	2022 £’000	2021 £’000
Depreciation, amortisation and impairment of non-current assets	16,087	14,186
Interest income	(797)	(20)
Interest expense	1,175	1,053
Foreign exchange loss / (gain)	1,993	(2,164)
Grant income	(1,319)	(60)
Research and development tax credit	(1,200)	(1,000)
Share-based compensation expense	15,909	20,916
Fair value movement on contingent consideration	(7,143)	—
Hyperinflation effect loss	5	7
Fair value movement of financial liabilities	286	217
Gain on disposal of non-current assets	(21)	(81)
Gain on right of use assets disposals	(1)	(84)
Total non-cash adjustments	24,974	32,970

	Six Months Ended December 31
Net changes in working capital	2022 £’000	2021 £’000
Increase in trade and other receivables	(6,580)	(24,909)
(Decrease) / Increase in trade and other payables	(1,055)	8,513
Total changes in working capital	(7,635)	(16,396)

Note 10. Revolving Credit Facility

On February 9, 2023, Endava announced the successful closing of a £350 million unsecured, multicurrency revolving credit facility. This facility is for general business purposes, including future capital investments and development activities. The facility replaced Endava’s previous unsecured revolving credit facility of £200 million, which was due to expire on October 12, 2024. It also provides for uncommitted accordion options for up to an aggregate of £150 million in additional borrowing and has two renewal options for one year each.

11. Share-Based Payment Arrangements
The Group had the following share-based payment arrangements: Company Share Option Plan (“CSOP”), Joint Share Ownership Plan (“JSOP”), Long Term Incentive Plan (“LTIP”), 2018 Equity Incentive plan (“EIP”) and 2018 Sharesave Plan (“SAYE”).
During the reporting period, "Share Success" ("SS") options were granted under the EIP to all eligible employees at the prescribed eligibility date. The SS options are disclosed separately to other awards under the EIP.
The number, weighted-average exercise price, weighted average share price at exercise date and average contractual life of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SS
Options outstanding at July 1, 2022	5,845	34,075	96,324	1,158,575	598,614	445,491
Options granted during the period	—	—	—	434,972	—	1,211,905
Options exercised during the period	—	—	45,312	522,161	118,178	—
Options forfeited during the period	—	—	—	20,475	15,089	54,580
Options outstanding at December 31, 2022	5,845	34,075	51,012	1,050,911	465,347	1,602,816

Weighted average exercise price December 31, 2022 - £	0.90	—	—	—	38.08	66.99
Weighted average share price at exercise date FY23 - £	—	—	60.90	59.99	63.99	—
Weighted average contractual life December 31, 2022 - years	1	14	2	2	1	6
The fair values were determined using the following inputs and models to the Black-Scholes option pricing model for EIP SS grants in 2021 and 2022.

	2022 SS	2021 SS
Exercise price	£54.52	£92.02
Risk-free rate	4.23%	0.59%
Expected volatility	50.36%	45.23%
Expected dividends	—	—
Fair value of option	£35.68	£58.07
Other options granted under the Group's equity plans have a nil exercise price, therefore their fair value equals the share price at grant date.
For the six months ended December 31, 2022, the Group recognised £15.90 million of share-based payment charge in respect of all the Group’s share option schemes (December 31, 2020: £20.90 million).
12. Business combinations

On October 6, 2022, Endava announced the acquisition of all of the issued and outstanding equity of Lexicon Digital Pty Ltd and Lexicon Consolidated Holdings Pty Ltd, headquartered in Melbourne, Australia (“Lexicon”). Lexicon is an Australian-based technology consulting, design and engineering firm who partners with clients to build new digital solutions or accelerate digital transformation programs across enterprise systems, products and IoT using an agile delivery methodology. Lexicon’s clients include Australia’s market leaders in the insurance and wealth management sectors and an array of companies in other sectors, including entertainment, retail, agribusiness and automotive. Lexicon has 127 billable staff member in Australia (with offices in Melbourne and Sydney) and Vietnam (Ho Chi Minh).

The acquisition accounting of Lexicon was considered provisional as at 31 December 2022, pending final conclusion on the fair value of total consideration transferred, fair value of net assets acquired and resulting goodwill.

The consideration includes elements of cash, equity, deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	32,025
Equity consideration	9,975
Fair value of deferred consideration	1,416
Fair value of contingent consideration	4,959
Total consideration transferred	48,375

Under the Lexicon Share Purchase Agreement, the Group paid the former equity holders of Lexicon a cash purchase price of £32.0 million, including post closing adjustments on the cash, debt and working capital of Lexicon. 144,926 Class A shares were issued to the Sellers subject to a lock-up period with a fair value of equity consideration of £10.0 million, using a share price at acquisition date of £44.92. In addition, the Group recognised a deferred consideration with a fair value of £1.4 million attributed to a holdback amount, payable within 24 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.

The Group also recognised a fair value of £5.0 million of consideration contingent upon fulfillment of certain earn-out conditions related to revenue and EBITDA of Lexicon during the earn-out period. Management estimated 59% payout of the contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projections used in the scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income.

Under the Lexicon Purchase Agreement, there are other amounts in the form of restricted share units under the 2018 Equity Incentive Plan, that are payable in future periods based on the continued service of certain Lexicon employees. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.

The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Intangible assets - client relationships	4,532
Property, plant and equipment	51
Right of use assets	299
Deferred tax asset	136
Cash and cash equivalents	1,824
Trade and other receivables	2,098
Lease liabilities	(319)
Trade and other payables	(1,192)
Corporation tax payable	(825)
Deferred tax liability	(1,360)
Fair value of net assets acquired	5,244

Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.

Intangible assets subject to valuation include client relationships. The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows. An estimate was made by the Group regarding the amount of future revenues that could be attributed to Lexicon’s clients that existed as of the acquisition date. This revenue projection was based on management’s expectation of future revenue streams. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were discounted to a present value.

Deferred tax

The deferred tax liability at acquisition on the client relationship was £1.4 million based on a book base of £4.5 million and a tax base of nil at the date of acquisition.

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	48,375
Fair value of net assets acquired	(5,244)
Goodwill	43,131

The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new customer relationships anticipated to arise post-acquisition and a proportion of goodwill that is, by its nature, unidentifiable and represents modus operandi of all the assets combined, which generates profits.

Acquisition related costs in the form of legal and professional fees of £0.7 million were expensed as incurred and are presented under selling, general and administrative expenses.

13. Subsequent events

There were no material subsequent events from the end of the reporting period until the date of signing of this report that would require and adjustment to or disclosure in the condensed consolidated financial statements.